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[OVERLAPPING VOICES]
"I am Legion M!"


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♫


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OSCAR: You get that tingle? When you know you're


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watching something that's going
to change the course of history?


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NACHO: This is Nacho Vigalondo,
writer and director of Colossal.


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NACHO: This movie is partially presented by
Legion M, a company that is owned by fans.


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ELIJAH: You connect with fans,
and that – that's meaningful to


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us and for filmmakers and for films
to be able to find an audience.


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RED MILLER: Crazy evil!


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KEVIN: The good folks at Legion M were dumb

enough to invest in Jay and Silent Bob Reboot.

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JOE: I loved having you as
producing partners on Archenemy.

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JOE: Thank you all for what you do. Thank
you for bringing the fans what they need.

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JOE: Long live Legion M.

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DOME: I was privileged to work with your team,

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the people behind Legion M, on Tolkien, and
to see the passion that we share about cinema.

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DEAN: We are so excited to work
with the Legion on this movie.

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DEAN: Let's go get crazy on Bad Samaritan.

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"Alien is a radical break with science
fiction and that sanitized view of space."

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ALEXANDRE: Hey Legion M film scouts!

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ALEXANDRE: I want to personally thank
you for actually picking our film...


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ALEXANDRE: ...Memory: The
Origins of Alien, at Sundance.


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TERRI: Tonight is the premiere of...


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"World premiere."


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TERRI: World premiere of Field Guide To Evil,
which you guys have been hearing about for a year.


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ELEANOR: A couple, John and Sunita, go upstate


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to be off the internet for a
week and then aliens attack.


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SU: Oh my god.


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JACK: WHAT THE F—


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♫